Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2009	2008	2008	2008	2008

Interest, Dividend and Fee Income
Loans	$2,213	$2,554	$2,467	$2,609	$2,984
Securities	828	748	705	805	948
Deposits with banks	96	182	203	230	315

	3,137	3,484	3,375	3,644	4,247

Interest Expense
Deposits	1,446	1,590	1,612	1,842	2,297
Subordinated debt	60	61	61	51	49
Capital trust securities and preferred shares	21	23	22	23	23
Other liabilities	279	397	394	554	664

	1,806	2,071	2,089	2,470	3,033

Net Interest Income	1,331	1,413	1,286	1,174	1,214
Provision for credit losses (Note 3)	428	465	484	151	230

Net Interest Income After Provision for Credit Losses	903	948	802	1,023	984

Non-Interest Revenue
Securities commissions and fees	248	270	294	270	271
Deposit and payment service charges	205	203	190	181	182
Trading revenues (losses)	224	435	220	192	(301)
Lending fees	119	120	116	101	92
Card fees	24	58	88	78	67
Investment management and custodial fees	88	87	86	85	81
Mutual fund revenues	114	140	151	144	154
Securitization revenues	264	167	133	133	80
Underwriting and advisory fees	77	66	97	98	92
Securities gains (losses), other than trading	(314)	(252)	(75)	14	(2)
Foreign exchange, other than trading	13	(4)	25	30	29
Insurance income	56	52	56	52	62
Other	(7)	58	79	68	5

	1,111	1,400	1,460	1,446	812

Net Interest Income and Non-Interest Revenue	2,014	2,348	2,262	2,469	1,796

Non-Interest Expense
Employee compensation (Note 9)	1,087	1,007	1,044	980	945
Premises and equipment (Note 2)	327	338	312	300	291
Amortization of intangible assets (Note 2)	51	48	45	45	45
Travel and business development	82	95	87	74	72
Communications	51	57	50	53	42
Business and capital taxes	15	11	20	(1)	12
Professional fees	92	113	102	90	79
Other	136	157	122	139	128

	1,841	1,826	1,782	1,680	1,614

Restructuring Charge (Reversal) (Note 10)	–	(8)	–	–	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	173	530	480	789	182
Income taxes	(71)	(49)	(59)	128	(91)

	244	579	539	661	273
Non-controlling interest in subsidiaries	19	19	18	19	18

Net Income	$225	$560	$521	$642	$255

Preferred share dividends	$23	$25	$19	$14	$15
Net income available to common shareholders	$202	$535	$502	$628	$240
Average common shares (in thousands)	520,020	503,004	504,124	502,054	499,067
Average diluted common shares (in thousands)	523,808	506,591	508,032	506,638	505,572

Earnings Per Share (Canadian $)
Basic	$0.39	$1.06	$1.00	$1.25	$0.48
Diluted	0.39	1.06	0.98	1.25	0.47
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70

    The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2009 • 29

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2009	2008	2008	2008	2008

Assets
Cash Resources	$26,390	$21,105	$22,054	$22,237	$26,122

Securities
Trading	61,752	66,032	63,628	64,443	63,377
Available-for-sale	35,189	32,115	23,426	22,453	24,341
Other	1,517	1,991	1,821	1,774	1,747

	98,458	100,138	88,875	88,670	89,465

Securities Borrowed or Purchased Under Resale Agreements	32,283	28,033	32,433	33,596	42,937

Loans
Residential mortgages	50,107	49,343	51,757	52,583	53,224
Consumer instalment and other personal	44,355	43,737	40,292	37,954	34,517
Credit cards	2,105	2,120	3,532	4,338	4,685
Businesses and governments	84,557	84,151	71,961	67,942	66,205

	181,124	179,351	167,542	162,817	158,631

Customers’ liability under acceptances	10,716	9,358	9,834	10,345	11,590
Allowance for credit losses (Note 3)	(1,741)	(1,747)	(1,494)	(1,336)	(1,227)

	190,099	186,962	175,882	171,826	168,994

Other Assets
Derivative instruments	81,985	65,586	43,167	44,557	36,857
Premises and equipment (Note 2)	1,709	1,721	1,582	1,570	1,521
Goodwill	1,706	1,635	1,449	1,398	1,189
Intangible assets (Note 2)	676	710	658	662	608
Other	9,868	10,160	8,947	10,642	9,132

	95,944	79,812	55,803	58,829	49,307

Total Assets	$443,174	$416,050	$375,047	$375,158	$376,825

Liabilities and Shareholders’ Equity

Deposits
Banks	$31,422	$30,346	$29,988	$30,938	$34,991
Businesses and governments	133,388	136,111	131,748	122,707	125,312
Individuals	99,770	91,213	86,921	84,935	82,608

	264,580	257,670	248,657	238,580	242,911

Other Liabilities
Derivative instruments	77,764	60,048	36,786	40,347	32,776
Acceptances	10,716	9,358	9,834	10,345	11,590
Securities sold but not yet purchased	16,327	18,792	17,415	20,053	28,393
Securities lent or sold under repurchase agreements	36,012	32,492	28,148	29,894	28,331
Other	12,969	14,071	11,650	13,940	12,478

	153,788	134,761	103,833	114,579	113,568

Subordinated Debt (Note 11)	4,389	4,315	4,204	4,199	3,446

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Preferred Share Liability (Note 12)	–	250	250	250	250

Shareholders’ Equity
Share capital (Note 12)	7,676	6,454	6,458	6,114	5,648
Contributed surplus	76	69	68	67	65
Retained earnings	11,434	11,632	11,471	11,327	11,056
Accumulated other comprehensive income (loss)	81	(251)	(1,044)	(1,108)	(1,269)

	19,267	17,904	16,953	16,400	15,500

Total Liabilities and Shareholders’ Equity	$443,174	$416,050	$375,047	$375,158	$376,825

    The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

30 • BMO Financial Group First Quarter Report 2009

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2009	2008

Net income	$225	$255
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	66	(2)
Net change in unrealized gains on cash flow hedges	192	64
Net gain on translation of net foreign operations	74	202

Total Comprehensive Income	$557	$519

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2009	2008

Preferred Shares
Balance at beginning of period	$1,746	$1,196
Issued during the period (Note 12)	150	–

Balance at End of Period	1,896	1,196

Common Shares
Balance at beginning of period	4,773	4,411
Issued during the period (Note 12)	1,000	–
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	35	28
Issued under the Stock Option Plan	10	13

Balance at End of Period	5,818	4,452

Treasury Shares (Note 12)	(38)	–

Contributed Surplus
Balance at beginning of period	69	58
Stock option expense/exercised	5	7
Premium on treasury shares	2	–

Balance at End of Period	76	65

Retained Earnings
Balance at beginning of period	11,632	11,166
Net income	225	255
Dividends – Preferred shares	(23)	(15)
– Common shares	(378)	(350)
Share issue expense	(22)	–

Balance at End of Period	11,434	11,056

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of period	(74)	35
Unrealized losses on available-for-sale securities arising during the period (net of income taxes of $20 and $12)	(44)	(25)
Reclassification to earnings of losses in the period (net of income taxes of $52 and $10)	110	23

Balance at End of Period	(8)	33

Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	258	(166)
Gains on cash flow hedges arising during the period (net of income taxes of $78 and $15)	193	27
Reclassification to earnings of (gains) losses on cash flow hedges (net of income taxes of less than $1 and $17)	(1)	37

Balance at End of Period	450	(102)

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(435)	(1,402)
Unrealized gain on translation of net foreign operations	228	592
Impact of hedging unrealized gain on translation of net foreign operations (net of income taxes of $66 and $185)	(154)	(390)

Balance at End of Period	(361)	(1,200)

Total Accumulated Other Comprehensive Income (Loss)	81	(1,269)

Total Shareholders’ Equity	$19,267	$15,500

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2009 • 31

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2009	2008

Cash Flows from Operating Activities
Net income	$225	$255
Adjustments to determine net cash flows provided by (used in) operating activities Write-down of securities, other than trading	241	39
Net loss (gain) on securities, other than trading	73	(37)
Net decrease in trading securities	4,880	9,198
Provision for credit losses	428	230
(Gain) on sale of securitized loans (Note 4)	(182)	(59)
Change in derivative instruments – (Increase) in derivative asset	(16,068)	(3,442)
– Increase (decrease) in derivative liability	17,178	(1,881)
Amortization of premises and equipment	65	61
Amortization of intangible assets	51	45
Net (increase) decrease in future income taxes	(130)	15
Net (increase) in current income taxes	(21)	(461)
Change in accrued interest – Decrease in interest receivable	209	243
– (Decrease) in interest payable	(137)	(55)
Changes in other items and accruals, net	(514)	(973)

Net Cash Provided by Operating Activities	6,298	3,178

Cash Flows from Financing Activities
Net increase in deposits	4,919	4,208
Net increase (decrease) in securities sold but not yet purchased	(2,588)	3,087
Net increase (decrease) in securities lent or sold under repurchase agreements	3,382	(3,902)
Net increase in liabilities of subsidiaries	–	1,665
Repayment of subordinated debt (Note 11)	(140)	–
Redemption of preferred share liability (Note 12)	(250)	–
Proceeds from issuance of preferred shares (Note 12)	150	–
Proceeds from issuance of common shares (Note 12)	1,010	13
Share issue expense	(22)	–
Cash dividends paid	(366)	(337)

Net Cash Provided by Financing Activities	6,095	4,734

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	2,523	(2,746)
Purchases of securities, other than trading	(11,860)	(6,826)
Maturities of securities, other than trading	4,030	5,466
Proceeds from sales of securities, other than trading	5,711	3,972
Net (increase) in loans	(5,498)	(3,957)
Proceeds from securitization of loans (Note 4)	4,637	545
Net (increase) in securities borrowed or purchased under resale agreements	(4,079)	(4,909)
Premises and equipment – net purchases	(41)	(33)
Purchased and developed software – net purchases	(46)	(27)
Acquisitions (Note 8)	(6)	(40)

Net Cash Used in Investing Activities	(4,629)	(8,555)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	53	90

Net Increase (Decrease) in Cash and Cash Equivalents	7,817	(553)
Cash and Cash Equivalents at Beginning of Period	9,134	3,650

Cash and Cash Equivalents at End of Period	$16,951	$3,097

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$15,537	$1,216
Cheques and other items in transit, net	1,414	1,881

	$16,951	$3,097

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$1,937	$3,046
Amount of income taxes paid in the period	$140	$364

The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

32 • BMO Financial Group First Quarter Report 2009

Notes to Consolidated Financial Statements
January 31, 2009 (Unaudited)

Note 1: Basis of Presentation
These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2008 as set out on pages 108 to 151 of our 2008 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles
(“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2008, except as described in Note 2.

Note 2: Change in Accounting Policy
On November 1, 2008, we adopted the Canadian Institute of Chartered Accountants’ new accounting requirements for goodwill and intangible assets. We have restated prior periods’ financial statements for this change. The new rules required us to reclassify certain computer software from premises and equipment to intangible assets. The impact of this change in accounting policy on the current and prior periods is as follows:

(Canadian $ in millions)
	January 31,	October 31,	July 31,	April 30,	January 31,
	2009	2008	2008	2008	2008

Consolidated Balance Sheet
(Decrease) in Premises and Equipment	$(515)	$(506)	$(469)	$(454)	$(456)
Increase in Intangible Assets	515	506	469	454	456

Consolidated Statement of Income
(Decrease) in Premises and Equipment	$(41)	$(37)	$(34)	$(35)	$(35)
Increase in Amortization of Intangible Assets	41	37	34	35	35

The following table outlines the restated software intangible assets for the current and prior periods:

(Canadian $ in millions)
	January 31,	October 31,	July 31,	April 30,	January 31,
	2009	2008	2008	2008	2008

Intangible Assets
Purchased Software (1)	$1,009	$1,003	$980	$974	$971
Developed Software (1) (2)	743	696	614	567	536

Software Intangible Assets	1,752	1,699	1,594	1,541	1,507

Accumulated Amortization	(1,237)	(1,193)	(1,125)	(1,087)	(1,051)

Carrying Value	$515	$506	$469	$454	$456

(1)	Amortized on a straight-line basis over its useful life up to a maximum of 5 years.

(2)	Includes $58 million as at January 31, 2009, $55 million as at October 31, 2008, $57 million as at July 31, 2008, $51 million as at April 30, 2008 and $61 million as at January 31, 2008 of software in development which is not subject to amortization.

BMO Financial Group First Quarter Report 2009 • 33

Note 3: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credits instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2009 and January 31, 2008 there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans		government loans		under acceptances		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
For the three months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Specific Allowance at beginning of period	$13	$14	$2	$1	$411	$142	$–	$–	$426	$157
Provision for credit losses	3	1	129	68	296	101	–	–	428	170
Recoveries	–	–	28	19	8	3	–	–	36	22
Write-offs	–	–	(158)	(87)	(333)	(15)	–	–	(491)	(102)
Foreign exchange and other	–	–	–	–	8	3	–	–	8	3

Specific Allowance at end of period	16	15	1	1	390	234	–	–	407	250

General Allowance at beginning of period	8	11	242	327	1,030	517	41	43	1,321	898
Provision for credit losses	13	(3)	16	30	(28)	36	(1)	(3)	–	60
Foreign exchange and other	–	–	–	–	13	19	–	–	13	19

General Allowance at end of period	21	8	258	357	1,015	572	40	40	1,334	977

Total Allowance	$37	$23	$259	$358	$1,405	$806	$40	$40	$1,741	$1,227

Note 4: Securitization

The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three months ended January 31, 2009 and 2008:

(Canadian $ in millions)
					Residential mortgages		Credit card loans		Total
					January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
For the three months ended					2009	2008	2009	2008	2009	2008

Net cash proceeds (1)					$4,617	$548	$–	$–	$4,617	$548
Investment in securitization vehicles (2)					–	–	–	–	–	–
Deferred purchase price					89	24	–	–	89	24
Servicing liability					(20)	(4)	–	–	(20)	(4)

					4,686	568	–	–	4,686	568
Loans sold					4,660	563	–	–	4,660	563

Gain on sale of loans from new securitizations					$26	$5	$–	$–	$26	$5

Gain on sale of loans sold to revolving securitization vehicles					$40	$15	$116	$39	$156	$54

(1) Net cash proceeds represent cash proceeds less issuance costs.			(2) Includes credit card securities retained on-balance sheet by the Bank.

The key weighted-average assumptions used to value the deferred purchase price for these securitizations were as follows:

							Residential mortgages		Credit card loans (1)
							January 31,	January 31,	January 31,	January 31,
For the three months ended							2009	2008	2009	2008

Weighted-average life (years)							3.08	4.43	–	–
Prepayment rate (%)							16.56	10.00	–	–
Interest rate (%)							4.07	5.21	–	–
Expected credit losses (2)							–	–	–	–
Discount rate (%)							2.48	4.77	–	–

(1)	There were no credit card securitization transactions in the three months ended January 31, 2009 and 2008.

(2)	As the residential mortgages are fully insured, there are no expected credit losses.

34 • BMO Financial Group First Quarter Report 2009

Note 5: Variable Interest Entities
Canadian Customer Securitization Vehicles
Customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding.
     Assets held by our unconsolidated Canadian customer securitization vehicles amounted to $9,385 million as at January 31, 2009 ($11,106 million as at October 31, 2008). Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. As at January 31, 2009, we had an exposure of $1,098 million from commercial paper held ($2,139 million as at October 31, 2008) classified as trading securities. The total undrawn backstop liquidity facilities was $9,580 million as at January 31, 2009 ($11,040 million as at October 31, 2008). No amounts have been drawn against the facilities as at January 31, 2009 and October 31, 2008. The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) was recorded in our Consolidated Balance Sheet as a derivative asset of $79 million as at January 31, 2009 (derivative asset of $55 million as at October 31, 2008).
     Included in our Consolidated Balance Sheet as at January 31, 2009, were assets of $248 million classified as other assets ($265 million as at October 31, 2008) relating to two VIEs we consolidate as we absorb the majority of the expected losses.
U.S. Customer Securitization Vehicle
Assets held by our unconsolidated U.S. customer securitization vehicle amounted to $7,642 million (US$6,231 million) as at January 31, 2009 ($7,993 million or US$6,636 million as at October 31, 2008). Our exposure to losses in our U.S. customer securitization vehicle relates to liquidity support we provide through backstop liquidity facilities. As at January 31, 2009, our exposure related to undrawn backstop liquidity facilities amounted to $9,153 million (US$7,463 million) ($10,015 million or US$8,315 million as at October 31, 2008). As at January 31, 2009, we have provided funding of US$851 million in accordance with the terms of these liquidity facilities (US$851 million as at October 31, 2008). The fair value of derivatives outstanding with this vehicle was recorded in our Consolidated Balance Sheet as a derivative liability of $11 million (US$9 million) as at January 31, 2009 (derivative asset of $1 million or US$1 million as at October 31, 2008). We are not required to consolidate our U.S. customer securitization vehicle.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans to obtain alternate sources of funding. Total assets held by these vehicles amounted to $9,719 million as at January 31, 2009 ($9,719 million as at October 31, 2008), all of which relate to assets in Canada. We are not required to consolidate our bank securitization vehicles. We also provide liquidity support to our Canadian mortgage bank securitization vehicles for the face value of the commercial paper outstanding.
The total contract amount of the liquidity support was $5,100 million as at January 31, 2009 and October 31, 2008. No amounts were drawn as at January 31, 2009 and October 31, 2008. As at January 31, 2009, we held $84 million of the commercial paper issued by these vehicles ($509 million as at October 31, 2008) which was classified as trading securities.
     The fair value of derivatives we have outstanding with these vehicles was recorded in our Consolidated Balance Sheet as a derivative asset of $156 million as at January 31, 2009 (derivative asset of $121 million as at October 31, 2008).
Credit Protection Vehicle
We sponsor Apex Trust (“Apex”), a VIE that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. Assets held by Apex were $3,219 million as at January 31, 2009 ($2,794 million as at October 31, 2008). A senior funding facility of $1,130 million is available to Apex, of which we provide $1,030 million. As at January 31, 2009, $941 million had been drawn against our facility ($553 million as at October 31, 2008). We have also authorized a senior demand facility for Apex of $1 billion. No amounts have been drawn against this facility. We have entered into credit default swaps with swap counterparties and offsetting swaps with Apex.
     We hold mid-term notes (“MTNs”) of Apex with a face value of $815 million which are classified as available-for-sale securities. As at January 31, 2009, we had recorded the MTNs at a fair value of $448 million ($625 million as at October 31, 2008). A third party holds its exposure to Apex through a total return swap with us on $600 million of MTNs. The total return swap and underlying MTNs are classified as trading instruments. We are not required to consolidate Apex.
Structured Investment Vehicles
Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs and act as asset manager. Assets held by these SIVs totalled $7,847 million as at January 31, 2009, including cash of $2 million (total assets of $9,291 million as at October 31, 2008, including cash of $nil).
     Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to fund the repayment of senior notes. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet, and was $nil as at January 31, 2009 and October 31, 2008. Amounts drawn on the liquidity facility provided to the SIVs totalled $6,752 million as at January 31, 2009 ($5,208 million as at October 31, 2008). Our exposure includes undrawn facilities of $3,012 million as at January 31, 2009 ($5,063 million as at October 31, 2008). The fair value of the derivative contracts we have outstanding with the SIVs was recorded in our Consolidated Balance Sheet as a derivative asset of $61 million as at January 31, 2009 (derivative asset of $57 million as at October 31, 2008). We are not required to consolidate these VIEs.

BMO Financial Group First Quarter Report 2009 • 35

Note 6: Financial Instruments
Change in Accounting Policy
On August 1, 2008, we elected to transfer securities from trading to available-for-sale for which we had a change in intent caused by current market circumstances to hold the securities for the foreseeable future rather than to exit or trade them in the short term.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)

Fair value of securities as at August 1, 2008	$2,078
Net (sales) purchases	(52)
Fair value change recorded in Other Comprehensive Income	(183)
Other than temporary impairment recorded in income	(29)
Impact of foreign exchange	141

Fair value of securities as at October 31, 2008	1,955

Net (sales/maturities) purchases	(222)
Fair value change recorded in Other Comprehensive Income	31
Other than temporary impairment recorded in income	(50)
Impact of foreign exchange	23

Fair value of securities as at January 31, 2009	$1,737

Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities as at January 31, 2009 were as follows:

(Canadian $ in millions)
							Derivative Instruments
	Available-for-sale securities		Trading securities		Fair value liabilities		Asset		Liability
	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Valued using quoted market prices	$16,916	$9,044	$59,840	$64,129	$16,327	$18,792	$4,930	$6,170	$2,201	$2,096
Valued using internal models (with observable inputs)	16,086	20,873	1,392	1,441	1,096	1,070	75,627	57,601	75,124	57,568
Valued using internal models (without observable inputs)	2,187	2,198	520	462	–	–	1,428	1,815	439	384

Total	$35,189	$32,115	$61,752	$66,032	$17,423	$19,862	$81,985	$65,586	$77,764	$60,048

Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
     Within available-for-sale securities as at January 31, 2009 was $448 million of Apex MTNs with a face value of $815 million (see Note 5). The valuation of these MTNs has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the MTNs and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(11) million and $10 million, respectively. The impact on income for the quarter ended January 31, 2009 related to changes in the fair value of our investment in Apex MTNs was a charge of $177 million before tax.
     A third party holds its exposure to the Apex MTNs through a total return swap with us. The valuations of this swap and the related underlying MTNs have been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the swap and underlying securities and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(2) million and $3 million, respectively. The impact on income for the quarter ended January 31, 2009 related to changes in the fair value of the swap and underlying MTNs, was a charge of $71 million before tax.
     During the quarter, we exchanged our asset-backed commercial paper (“ABCP”) subject to the Montreal Accord for new longer term notes issued by the restructured vehicles. Upon exchange of the notes, we recognized a loss of $14 million in income that was previously recorded in other comprehensive income for the quarter ended October 31, 2008 related to the ABCP and recorded a further $35 million decline in the fair value for the quarter ended January 31, 2009. The new notes are recorded as trading securities at a fair value of $145 million (face value $323 million). The valuation of these notes has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the notes and is impacted by changes in credit spreads and the rating of the notes. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(5) million and $5 million, respectively.

36 • BMO Financial Group First Quarter Report 2009

Within derivative assets and derivative liabilities as at January 31, 2009 was $828 million and $103 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. The valuation of these derivatives has been determined by management based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(3) million and $3 million, respectively. The impact on income for the quarter ended January 31, 2009 related to changes in the fair value of these derivatives was income of $6 million before tax.
Financial Liabilities Designated as Held for Trading
The fair value and amount due at contractual maturity of structured notes accounted for as held for trading as at January 31, 2009 were $1,095 million and $1,162 million, respectively ($1,070 million and $1,197 million, respectively, as at October 31, 2008). The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $15 million for the quarter ended January 31, 2009. The portion of the change in fair value attributable to changes in credit risk was an unrealized gain of $22 million for the quarter ended January 31, 2009 and $137 million for the period from designation as held for trading to January 31, 2009.

Note 7: Guarantees
In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $15,612 million as at January 31, 2009 ($15,270 million as at October 31, 2008). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
     No amount was included in our Consolidated Balance Sheet as at January 31, 2009 and October 31, 2008 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to ABCP programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
The maximum amount payable under these backstop and other liquidity facilities totalled $27,900 million as at January 31, 2009 ($32,806 million as at October 31, 2008). As at January 31, 2009, $1,216 million was drawn ($1,143 million as at October 31, 2008) in accordance with the terms of the backstop liquidity facilities, of which $1,044 million (US$851 million) ($1,025 million or US$851 million as at October 31, 2008) related to the VIEs discussed in Note 5.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. As at January 31, 2009, credit enhancement facilities of $6,061 million ($6,243 million as at October 31, 2008) are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 5.
Senior Funding Facilities
We also provide senior funding support to our SIVs and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at January 31, 2009, $7,693 million was drawn ($5,761 million as at October 31, 2008), in accordance with the terms of the funding facilities related to the VIEs discussed in Note 5.
     In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at January 31, 2009.

BMO Financial Group First Quarter Report 2009 • 37

Note 8: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
Griffin, Kubik, Stephens & Thompson, Inc.
On May 1, 2008, we completed the acquisition of Chicago-based Griffin, Kubik, Stephens & Thompson, Inc. (“GKST”), for cash consideration of $31 million, subject to a post-closing adjustment based on net equity. The acquisition of GKST provides us with the opportunity to significantly expand our presence in the U.S. municipal bond market. Goodwill related to this acquisition is deductible for tax purposes. GKST is part of our BMO Capital Markets reporting segment.
Merchants and Manufacturers Bancorporation, Inc.
On February 29, 2008, we completed the acquisition of Wisconsin-based Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”), for total cash consideration of $135 million. The acquisition of Merchants and Manufacturers provides us with the opportunity to expand our banking network into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Merchants and Manufacturers is part of our Personal and Commercial Banking U.S. reporting segment.
Ozaukee Bank
On February 29, 2008, we completed the acquisition of Ozaukee Bank (“Ozaukee”), a Wisconsin-based community bank, for 3,283,190 shares of Bank of Montreal with a market value of $54.97 per share for total consideration of $180 million. The acquisition of Ozaukee provides us with the opportunity to expand our banking network into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Ozaukee is part of our Personal and Commercial Banking U.S. reporting segment.
Pyrford International plc
On December 14, 2007, we completed the acquisition of Pyrford International plc (“Pyrford”), a London, U.K.-based asset manager, for total cash consideration of $41 million, plus a contingent consideration of $6 million paid during the quarter, based on our retention of the assets under management one year after the closing date. The acquisition of Pyrford provides us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset, which is being amortized on a straight-line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
Future Acquisition
On January 13, 2009, we announced that we had reached a definitive agreement to purchase AIG Life Insurance Company of Canada (AIG Life of Canada). The acquisition of AIG Life of Canada will provide our clients with a wider range of investment, financial planning and insurance solutions. The acquisition of AIG Life of Canada is expected to close by June 1, 2009, subject to regulatory approval.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

				January 31,
(Canadian $ in millions)				2009

	GKST	Merchants and Manufacturers	Ozaukee	Pyrford

Cash resources	$–	$47	$54	$1
Securities	63	133	115	–
Loans	–	1,013	517	–
Premises and equipment	1	34	14	1
Goodwill	8	100	120	26
Core deposit/Customer relationship intangible asset	–	39	24	17
Other assets	24	16	11	4

Total assets	96	1,382	855	49

Deposits	–	1,029	584	–
Other liabilities	65	218	91	2

Total liabilities	65	1,247	675	2

Purchase price	$31	$135	$180	$47

The allocations of the purchase price for GKST, Merchants and Manufacturers and Ozaukee are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
38 • BMO Financial Group First Quarter Report 2009

Note 9: Employee Compensation
Stock Options
During the quarter ended January 31, 2009, we granted a total of 2,216,504 stock options. The weighted-average fair value of options granted during the three months ended January 31, 2009 was $5.57 per option. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the three months ended January 31, 2009

Expected dividend yield	5.9%
Expected share price volatility	23.8%
Risk-free rate of return	2.6%
Expected period until exercise (in years)	6.5

Changes to the input assumptions can result in materially different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)

	Pension benefit plans		Other employee future benefit plans

	January 31,	January 31,	January 31,	January 31,
For the three months ended	2009	2008	2009	2008

Benefits earned by employees	$30	$34	$4	$5
Interest cost on accrued benefit liability	66	58	12	13
Actuarial loss recognized in expense	19	4	–	3
Amortization of plan amendment costs	3	2	(2)	(1)
Expected return on plan assets	(61)	(72)	(2)	(1)

Benefits expense	57	26	12	19
Canada and Quebec pension plan expense	14	14	–	–
Defined contribution expense	2	3	–	–

Total pension and other employee future benefit expenses	$73	$43	$12	$19

Note 10: Restructuring Charge
The continuity of our 2007 restructuring charge is as follows:

(Canadian $ in millions)	Severance related charges

Opening Balance as at November 1, 2007	$96
Paid in the year ended October 31, 2008	(45)
Reversal in the year ended October 31, 2008	(8)

Balance as at October 31, 2008	43
Paid in the quarter ended January 31, 2009	(13)

Balance as at January 31, 2009	$30

Note 11: Subordinated Debt
During the quarter ended January 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.
     During the quarter ended January 31, 2009, we issued $450 million of BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”), due December 31, 2107, through BMO Capital Trust II (“Trust II”). Trust II is a variable interest entity which we are not required to consolidate; therefore, the BMO T1Ns – Series A issued by Trust II are not reported in our Consolidated Balance Sheet. Trust II used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. The BMO T1Ns – Series A
are redeemable, at the option of Trust II, subject to certain conditions on or after December 31, 2013. In certain circumstances, the BMO T1Ns – Series A may be automatically exchanged, or interest payable thereon may be paid, by the issuance of Class B non-cumulative preferred shares of the Bank. The BMO T1Ns – Series A and the senior deposit note issued to Trust II from us bear interest at an annual rate of 10.221% and 10.421%, respectively. Both rates will be reset on December 31, 2018 and on every fifth anniversary of such date thereafter until December 31, 2103 (the “Interest Reset Date”). BMO T1Ns – Series A and the senior deposit note will mature on December 31, 2107.

BMO Financial Group First Quarter Report 2009 • 39

Note 12: Share Capital
During the quarter ended January 31, 2009, we issued 33,340,000 common shares at a price of $30.00 per share, representing an aggregate issue price of approximately $1.0 billion.
     During the quarter ended January 31, 2009, we issued 6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.
     During the quarter ended January 31, 2009, we redeemed all our 10,000,000 Non-Cumulative Class B Preferred Shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $253 million.
     During the quarters ended January 31, 2009 and January 31, 2008, we did not repurchase any common shares.
We did not repurchase any common shares under the existing normal course issuer bid that expires on September 7, 2009 and pursuant to which we are permitted to purchase up to 15,000,000 common shares.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)		January 31, 2009

	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–
Class B – Series 16	12,000,000	300	–
Class B – Series 18	6,000,000	150	–

		1,896
Common Shares	540,736,959	5,818
Treasury Shares	(994,999)	(38)

Share Capital		$7,676

Stock options issued under stock option plan		n/a	21,218,592 common shares

(a)	For additional information refer to Notes 21 and 23 to our consolidated financial statements for the year ended October 31, 2008 on pages 135 to 138 of our 2008 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.
n/a – not applicable

Note 13: Capital Management
Our capital management framework is designed to maintain the level of capital that: meets our target regulatory capital ratios; meets our internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds long-term shareholder value.
We have met our capital targets as at January 31, 2009. Our capital position as at January 31, 2009 is detailed in the Capital Management section on page 13 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 14: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Key measures as at January 31, 2009 are outlined in the Risk Management section on pages 9 to 10 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.
Market, Liquidity and Funding Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
     Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
     Key measures as at January 31, 2009 are outlined in the Risk Management section on pages 9 to 10 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

40 • BMO Financial Group First Quarter Report 2009

Note 15: Contingent Liabilities
Following our disclosures of mark-to-market losses in our commodities trading business on April 27, 2007 and May 17, 2007, aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities. On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in the commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.

Note 16: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)

	January 31,	January 31,
For the three months ended	2009	2008

Net Income – Canadian GAAP	$225	$255
United States GAAP adjustments	78	5

Net Income – United States GAAP	$303	$260

Earnings Per Share
Basic – Canadian GAAP	$0.39	$0.48
Basic – United States GAAP	0.54	0.49
Diluted – Canadian GAAP	0.39	0.47
Diluted – United States GAAP	0.54	0.48

Offsetting of Amounts Related to Certain Contracts
During the quarter ended January 31, 2009, we adopted new United States guidance issued by the Financial Accounting Standards Board which permits an entity to offset recorded fair value amounts for cash collateral against the fair value of derivatives executed with the same counterparty under the same master netting arrangement. This new guidance did not have any impact on our United States GAAP reconciliation as our current policy on offsetting is consistent with this guidance.

BMO Financial Group First Quarter Report 2009 • 41

Note 17: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing, credit cards and insurance, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

42 • BMO Financial Group First Quarter Report 2009

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)

	P&C	P&C			Corporate	Total
For the three months ended January 31, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$825	$240	$178	$516	$(428)	$1,331
Non-interest revenue	449	59	280	211	112	1,111

Total Revenue	1,274	299	458	727	(316)	2,442
Provision for credit losses	95	18	1	42	272	428
Non-interest expense	715	231	375	473	47	1,841

Income before taxes and non-controlling interest in subsidiaries	464	50	82	212	(635)	173
Income taxes	139	16	25	33	(284)	(71)
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$325	$34	$57	$179	$(370)	$225

Average Assets	$125,259	$33,753	$9,134	$288,118	$6,739	$463,003

Goodwill (As At)	$122	$1,117	$354	$111	$2	$1,706

	P&C	P&C			Corporate	Total
For the three months ended January 31, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$773	$167	$155	$310	$(191)	$1,214
Non-interest revenue	418	48	364	(37)	19	812

Total Revenue	1,191	215	519	273	(172)	2,026
Provision for credit losses	83	9	1	29	108	230
Non-interest expense	692	165	372	382	3	1,614

Income before taxes and non-controlling interest in subsidiaries	416	41	146	(138)	(283)	182
Income taxes	125	15	50	(109)	(172)	(91)
Non-controlling interest in subsidiaries	–	–	–	–	18	18

Net Income	$291	$26	$96	$(29)	$(129)	$255

Average Assets	$123,386	$24,206	$7,855	$232,990	$2,922	$391,359

Goodwill (As At)	$104	$668	$322	$93	$2	$1,189

					Other
For the three months ended January 31, 2009			Canada	United States	countries	Total

Net interest income			$799	$425	$107	$1,331
Non-interest revenue			796	367	(52)	1,111

Total Revenue			1,595	792	55	2,442
Provision for credit losses			111	317	–	428
Non-interest expense			1,285	513	43	1,841

Income before taxes and non-controlling interest in subsidiaries			199	(38)	12	173
Income taxes			3	(56)	(18)	(71)
Non-controlling interest in subsidiaries			13	6	–	19

Net Income			$183	$12	$30	$225

Average Assets			$273,968	$159,460	$29,575	$463,003

Goodwill (As At)			$440	$1,242	$24	$1,706

					Other
For the three months ended January 31, 2008			Canada	United States	countries	Total

Net interest income			$907	$213	$94	$1,214
Non-interest revenue			591	289	(68)	812

Total Revenue			1,498	502	26	2,026
Provision for credit losses			74	148	8	230
Non-interest expense			1,151	414	49	1,614

Income before taxes and non-controlling interest in subsidiaries			273	(60)	(31)	182
Income taxes			8	(48)	(51)	(91)
Non-controlling interest in subsidiaries			13	5	–	18

Net Income			$252	$(17)	$20	$255

Average Assets			$236,226	$122,587	$32,546	$391,359

Goodwill (As At)			$421	$762	$6	$1,189

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group First Quarter Report 2009 • 43